SAMSON OIL & GAS LIMITED LOGS SUBSTANTIAL NET PAY IN SABRETOOTH

Denver 1700 hours August 29th 2008; Perth 0700 hours August 30th 2008

SABRETOOTH PROSPECT - DAVIS BINTLIFF #1
(Working Interest 12.5%, Net Revenue Interest 9%)

Samson Oil & Gas Limited (AMEX: SSN /ASX: SSN) announced today that on the 29th of August at 0600 hours, the Davis Bintliff #1 well reached a total depth of 14,952 feet and was then open-hole logged. The results of the electric logs were very positive having recorded approximately 55 net feet of gas saturated sandstone which was consistent with the mudlog shows occurring over the same interval (14,273’ to 14,277’ and 14,344’ to 14,408’ measured depth). Currently, operations are underway to run and cement casing in the 6½” hole before Hurricane Gustav hits the Texas/Louisiana Gulf Coast region. Based on current operations scheduling and the expected progress of Hurricane Gustav, it is expected that operations using the drilling rig will be complete before Gustav arrives in the region. Following the passing of the storm, crews will complete the well by perforating the casing and productive formation, to allow the hydrocarbons in the sandstone to enter the wellbore and be produced commercially at the surface.

The Davis Bintliff #1 well is located in Brazoria County, in Texas’ onshore Gulf Coast producing region. The prospect was delineated by a comprehensive 3D seismic grid, which resulted in a significant off-setting gas/condensate discovery with an amplitude response identical to that observed at the Davis Bintliff #1.

About Samson Oil & Gas Limited
Samson Oil & Gas Limited owns working interests in a number of producing American oil and gas wells and a substantial inventory of proved and undeveloped reserves and exploration concessions located in various productive basins in central and west-central USA. Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of SAMSON OIL & GAS LIMITED	For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director	Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. The completion operations are expected to be conducted in the planned manner, however, these operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or other unanticipated difficulties, could delay those events and change those expectations. A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.